UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 1-33447

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address to its principal executive office:

AECOM TECHNOLOGY CORPORATION

555 South Flower Street, Suite 3700

Los Angeles, California  90071

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM TECHNOLOGY CORPORATION
RETIREMENT & SAVINGS PLAN

Dated: June 28, 2011	By:	/s/ Wesley T. Shimoda
Wesley T. Shimoda
Vice President, Tax Operations and Assistant Treasurer
Chairman, Americas Stock and Pension Committee
AECOM Technology Corporation

AECOM Technology Corporation

Retirement & Savings Plan

Financial Statements as of

December 31, 2010 and 2009

and for the Year Ended December 31, 2010,

Supplemental Schedules as of December 31, 2010 and

Report of Independent Registered Public Accounting Firm

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

AECOM Technology Corporation Retirement & Savings Plan

We have audited the accompanying statements of net assets available for benefits of AECOM Technology Corporation Retirement & Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules of delinquent participant contributions during the year ended December 31, 2010 and assets (held at end of year) as of December 31, 2010 are presented for purposes of additional analysis and are not a required part of the basic 2010 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ J.H. Cohn LLP

San Diego, California
June 28, 2011

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:
Investments—at fair value (Notes B, C, D and E)	$1,467,326,712	$1,342,258,699

Receivables:
Notes receivable from participants (Note A)	14,754,566	12,422,641
Accrued income	—	196,914

Total receivables	14,754,566	12,619,555

Total assets	1,482,081,278	1,354,878,254

LIABILITIES—Accrued expenses	—	118,112

Net Assets Available for Benefits - at fair value	1,482,081,278	1,354,760,142

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(747,535)	966,817

Net Assets Available for Benefits	$1,481,333,743	$1,355,726,959

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

ADDITIONS:
INVESTMENT INCOME (Note C)
Net appreciation in fair value of investments	$124,458,539
Interest and dividends	17,718,047
Net investment income	142,176,586

CONTRIBUTIONS (Note A):
Employer	24,116,380
Employee	98,750,185
Total contributions	122,866,565

Total additions	265,043,151

DEDUCTIONS:
Benefits paid to participants (Notes A and F)	(185,098,602)
Administrative expenses (Note B)	(171,415)

Total deductions	(185,270,017)

NET INCREASE PRIOR TO TRANSFERS	79,773,134

TRANSFERS IN (Note A)	45,991,022

TRANSFERS OUT (Note A)	(157,372)

NET INCREASE	125,606,784

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,355,726,959

End of year	$1,481,333,743

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

A.       DESCRIPTION OF THE PLAN

The following brief description of AECOM Technology Corporation Retirement & Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution plan that was established to provide benefits to eligible employees of AECOM Technology Corporation (“AECOM” or the “Company”) and various subsidiaries meeting certain age and employment requirements.  The Plan is administered by the Americas Stock and Pension Committee appointed by the AECOM Board of Directors.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Eligibility — Employees become eligible to participate in the Plan on the first day following completion of 30 days of service.  If the employee decides not to participate when they are first eligible, they may begin participating anytime, provided they are an eligible employee of the Company on that date.  “Eligible employee” shall mean a person who is an employee of the Company working 20 hours or more per week, excluding (i) any leased employee described in Section 414(n) of the Internal Revenue Code (the “Code”), (ii) any Employee who is included in a unit of employees covered by a collective bargaining agreement between employee representatives and the Company unless such bargaining agreement specifically provides otherwise, (iii) any Employee who is compensated on an hourly rate or other rate basis if such Employee is not included in a designated eligible payroll classification code so designated by the Company, and (iv) any person who is a non-resident alien who receives no earned income (within the meaning of Code Section 911(b)) from sources within the United States.

Plan Components — The Plan is intended to qualify as a defined contribution plan (and an eligible individual account plan, as defined in Section 407(d)(3) of ERISA) which is qualified and exempt from taxation under Section 401(a) and 501(a) of the Code and is intended to qualify as a profit sharing plan which may, but need not, invest up to 100% in shares of stock of the Company which meet the requirements for “qualifying employer securities” under Section 407(d)(5) of ERISA.  On May 10, 2010, the Americas Stock and Pension Committee approved the change in the Plan’s Trustee and Recordkeeper of the Plan’s assets, except for assets comprising of AECOM preferred shares, from Fidelity Management Trust Company (“Fidelity”) to Bank of America, N.A. (the “Trustee”).  As of November 1, 2010, assets of the Plan, except for assets comprising of AECOM preferred shares, were transferred from Fidelity to the Trustee.  During the 2010 Plan year, all remaining AECOM preferred shares in the Plan held by Evercore LP (the “Trustee”), a subsidiary of Evercore Partners, Inc., were converted to AECOM common shares.

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee, at its discretion, is permitted to vote for any share for which instructions have not been given by a participant, and any unallocated shares.

Employee Contributions:

After-Tax Contributions — Participants may elect to make after-tax contributions in percentages from 0.5% to 31% of compensation.

Tax-Deferred Contributions — Participants may elect to make tax-deferred contributions in percentages from 0.5% to 31% of compensation limited to a maximum annual amount specified by the Code ($16,500 in 2010).

Roth Contributions — Participants may elect to make Roth contributions in percentages from 0.5% to 31% of compensation.

The total of all participant contributions is limited to 31% of employee compensation.

Catch Up Contributions — Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to $5,500 in 2010).  Participants may also contribute amounts representing rollovers from other qualified plans.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

A.        DESCRIPTION OF THE PLAN (Concluded)

Participant Accounts — An account is maintained for each participant, which is credited with the participant’s contributions and rollovers, the Company match, and allocations of the earnings, and charged with allocations of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.

Employer Contributions — The participants’ pre-tax, Roth, and after-tax contributions made to the Plan up to 6% of eligible compensation are matched 50% by the Company.  The Company’s match is allocated 50% to the participant’s selected investment allocations and 50% to Company common stock.  A discretionary supplemental matching contribution of 10% is provided to non-highly compensated employees for all contributions in excess of 6% if the participant chose to invest the contributions in Company common stock.

Vesting — Participants’ contributions and rollovers, and the earnings thereon, are at all times vested in such participants’ accounts.  A participant is 100% vested in any Company matching contributions after three years of credited service (0% up to three years) or upon attaining age 65, becoming disabled or deceased while employed at the Company.  Vesting of Company contributions and earnings thereon are based on years of continuous service.  At the time of termination, any unvested employer contributions are applied to a forfeiture account within the Plan.  These unvested forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions.  The balance in the forfeiture account was $856,397 and $462,817 at December 31, 2010 and 2009, respectively.  The forfeited amounts applied to the Company’s contributions for the year ended December 31, 2010 was $468,297.

Notes Receivable from Participants — Active participants may obtain loans from the Plan with the consent of the Plan administrator.  The minimum loan amount permitted is $1,000; the maximum is the lesser of $50,000 or 50% of the participant’s vested account balance.  The interest rates are no less than 1% over the prime rate as provided by Merrill Lynch Investments.  The repayment period of such loans cannot exceed five years, unless the proceeds are used to buy the participant’s principal residence, in which case longer terms, up to 20 years, are allowed.  These loans are secured by a promissory note from the participant and his or her vested interest in the Plan.  A note in default becomes a distribution and is considered a taxable event subject to all taxes and penalties applicable to such distributions.  The notes are recorded at cost plus accrued interest.

Distributions — No distributions are made until a participant terminates employment, becomes disabled, dies, or turns age 59-1/2 (in the event of death, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives).  Distributions are made in one single lump-sum in-kind distribution.  Annuity distribution options for members of certain acquired companies, provided in previously merged plans, were grandfathered as a protected benefit.  Certified hardship withdrawals are permitted on vested amounts, except on AECOM preferred stock, for certain substantiated financial reasons.  If the participant takes a hardship withdrawal, the participant will be suspended from making further contributions to the Plan for a six-month period.

Transfers:

Transfers In:

On January 28, 2010, assets in the amount of $43,586,120, related to the participants’ accounts of the employees of a company acquired by AECOM, Ellerbe Becket, Inc., were transferred to the Plan from their previous 401(k) plan.

On April 1, 2010, assets in the amount of $2,404,902, related to the participants’ accounts of the employees of a company acquired by AECOM, SSI Services, Inc., were transferred to the Plan from their previous 401(k) plan.

Transfers Out:

Transfers out of the Plan related to transfers of assets during the Plan year in the amount of $157,372 from participants’ accounts of certain AECOM employees to the AECOM Technology Corporation Contract Employee 401(k) Plan due to a change in their eligibility.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

B.        SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 962-325, “Plan Accounting — Defined Contribution Pension Plans, Investments-Other” (ASC 962-325), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in these investment contracts through collective trusts.  As required by ASC 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Investments Valuation and Income Recognition — Investments held by the Plan are stated at fair value.  Fair value of AECOM common stock is based on publicly quoted market prices.  Fair value of mutual funds is based on quoted market prices.  Investments in common/collective trusts are stated at net asset value of the applicable fund as determined by Merrill Lynch, a related entity to Bank of America, N.A., by reference to the market prices of fund portfolios.  The cost of investments sold or distributed is determined on the basis of average cost for each participant.  Purchases and sales of securities are reflected on the trade date.  Dividends are recorded on the ex-dividend date.  Dividend rates on preferred stock of AECOM are determined annually by an internal appraiser and dividends are recorded when earned.  Interest income is recorded as earned.  Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — Certain fees for trustee and other services are paid by AECOM.  Fidelity provided an allowance of $250,000 per calendar year that is used to reimburse the Plan for fees from Fidelity and other services.  Any remaining amounts held in this allowance can not be allocated to the Plan nor is the Plan charged for administrative expenses incurred or performed on its behalf by AECOM.  As of November 1, 2010, the $250,000 allowance is no longer available to the Plan from the Plan’s Trustee.

Fair Value Measurements — The Plan’s investments, which are stated at fair value, are disclosed in accordance with the established framework and disclosure requirements described in the FASB ASC No. 820-10, “Fair Value Measurements and Disclosures” (ASC 820-10), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

B.        SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 2 — Inputs to the valuation methodology include:

•      quoted prices for similar assets or liabilities in active markets;

•      quoted prices for identical or similar assets or liabilities in inactive markets;

•      inputs other than quoted prices that are observable for the asset or liability;

•      inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

AECOM Technology Corporation common stock

AECOM common stock is valued at the closing price reported on the New York Stock Exchange (“NYSE”) Composite Listing and is classified within level 1 of the valuation hierarchy.

AECOM Technology Corporation preferred stock

AECOM preferred stock value is based on an AECOM internally prepared comparison analysis of AECOM with other companies issuing comparable high grade preferred stock.  Comparable companies were chosen based on S&P rating, market capitalization, and company structure.  AECOM preferred stock is valued at AECOM’s liquidation preference value of $100 per share and is classified within level 3 of the valuation hierarchy.  All remaining AECOM preferred shares were converted into AECOM common shares in 2010.

Mutual Funds

A mutual fund is an investment company registered under the Investment Company Act of 1940 that pools the capital of many investors and invests it in stocks, bonds, short-term money market instruments, and/or other securities.  These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Collective Investment Trusts

A collective investment trust is a trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan.  These investments are public investment vehicles valued using the NAV provided by the administrator of the collective trust.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

B.        SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV and are available in active markets.  The money market funds are classified within level 1 of the valuation hierarchy.

Common Stocks and Exchange Traded Funds

Common stocks and exchange traded funds are valued at the closing price reported on active markets and are classified within level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Recently Adopted Accounting Pronouncements — In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-06 “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” (ASU 2010-06).  ASU 2010-06 amended certain provisions of ASC 820-10, by requiring additional disclosures for transfers in and out of level 1 and level 2 fair value measurements, as well as requiring fair value measurement disclosures for each class of assets and liabilities in addition to disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either level 2 or level 3.  The January 1, 2010 adoption did not have a material impact on the Plan’s financial statements or disclosures, as the Plan did not have any transfers between level 1 and level 2 fair value measurements and did not have material classes of assets and liabilities that required additional disclosure.  Certain provisions of ASU 2010-06 are effective for the Plan for the fiscal year beginning January 1, 2011.  These provisions will require the Plan to present separately information on all purchases, sales, issuances, and settlements of financial instruments valued using significant unobservable inputs (level 3) in the reconciliation for fair value measurements.  The Plan does not believe the adoption of ASU 2010-06 in its fiscal year beginning January 1, 2011 will have a material impact on its financial statements or disclosures.

In September 2010, the FASB issued Emerging Issues Task Force (“EITF”) 10-C, Plan Accounting-Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (a consensus of the FASB Emerging Issues Task Force) which amends ASU 962.  EITF 10-C specifies that participant loans should be classified as notes receivable from participants in the financial statements of a defined contribution plan, measured at the outstanding principal amount plus accrued but unpaid interest.  EITF 10-C also states that no further disclosures specific to participant loans is required.  EIFT 10-C is effective for fiscal years ending after December 15, 2010, with early adoption permitted.  This amendment was adopted for the year ended December 31, 2010 and retrospectively applied to the year ended December 31, 2009.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

C.        INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	2010	2009

*AECOM Technology Corporation Common Stock	$328,915,732	$359,516,984
Fidelity Growth Company Fund	130,535,325	107,280,044
Fidelity Retirement Government Money Market	—	92,921,883
Fidelity Balanced Fund	97,665,766	86,755,900
BlackRock FFI Premier Institutional Fund	84,524,139	—
PIMCO Total Return Fund Institutional Class	81,785,953	—
Pyramis Large Cap Core Commingled Pool Class C	76,159,297	—
Fidelity Blended Stable Value Fund	75,704,964	76,759,430

*Portion of investments are non-participant directed.

During the year ended December 31, 2010, the Plan’s appreciation in fair value of investments was as follows:

Net realized gains	$72,492,732
Net unrealized gains	51,965,807
Net appreciation in fair value of investments	$124,458,539

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

AECOM common stock	$6,854,539
Collective investment trusts	26,306,570
Common stocks	2,530,138
Mutual funds	88,767,292

Net appreciation in fair value of investments	$124,458,539

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

D.        FAIR VALUE MEASUREMENTS

Below are the Plan’s assets carried at fair value on a recurring basis by the ASC 820-10 fair value hierarchy levels described in Note B.

	As of December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds:
Growth funds	$327,629,706	$—	$—	$327,629,706
Money market funds	91,899,318	—	—	91,899,318
Blend funds	361,833,751	—	—	361,833,751
Fixed income funds	83,937,075	—	—	83,937,075
Index funds	135,393	—	—	135,393
Value funds	647,741	—	—	647,741
Other funds	584,177	—	—	584,177
Total mutual funds	866,667,161	—	—	866,667,161

AECOM common stock	328,915,732	—	—	328,915,732

Collective investment trusts	—	258,471,569	—	258,471,569

Common stocks:
Financials	1,846,163	—	—	1,846,163
Information technology	1,471,278	—	—	1,471,278
Energy	1,274,582	—	—	1,274,582
Materials	1,434,266	—	—	1,434,266
Industrials	1,097,922	—	—	1,097,922
Consumer	1,773,359	—	—	1,773,359
Healthcare	812,734	—	—	812,734
Other	889,248	—	—	889,248
Total common stocks	10,599,552	—	—	10,599,552

Exchange traded funds	2,672,698	—	—	2,672,698

Total assets at fair value	$1,208,855,143	$258,471,569	$—	$1,467,326,712

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2010:

	Year ended December 31, 2010
	Balance Beginning of Year	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases. Sales, Issuances, and Settlements, (net)	Balance End of Year

AECOM preferred stock	$2,243,786	$—	$—	$(2,243,786)	$—

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

D.        FAIR VALUE MEASUREMENTS (Concluded)

	As of December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mutual funds:
Growth funds	$302,055,892	$—	$—	$302,055,892
Money market funds	100,749,305	—	—	100,749,305
Blend funds	304,029,671	—	—	304,029,671
Fixed income funds	59,452,336	—	—	59,452,336
Index funds	57,141,517	—	—	57,141,517
Value funds	549,669	—	—	549,669
Other funds	427,115		—	427,115
Total mutual funds	824,405,505	—	—	824,405,505

AECOM common stock	359,516,984	—	—	359,516,984

Collective investment trusts	—	142,519,594	—	142,519,594

Common stocks:
Financials	2,220,106	—	—	2,220,106
Information technology	1,479,413	—	—	1,479,413
Energy	1,258,326	—	—	1,258,326
Materials	1,276,183	—	—	1,276,183
Industrials	1,142,320	—	—	1,142,320
Consumer	1,104,513	—	—	1,104,513
Healthcare	562,110	—	—	562,110
Other	627,460	—	—	627,460
Total common stocks	9,670,431	—	—	9,670,431

Exchange traded funds	3,902,399	—	—	3,902,399

AECOM preferred stock	—	—	2,243,786	2,243,786

Total assets at fair value	$1,197,495,319	$142,519,594	$2,243,786	$1,342,258,699

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the year ended December 31, 2009:

	Year ended December 31, 2009
	Balance Beginning of Year	Realized Gains (Losses)	Unrealized Gains (Losses)	Purchases, Sales, Issuances, and Settlements, (net)	Balance End of Year

AECOM preferred stock	$2,297,678	$—	$—	$(53,892)	$2,243,786

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

E.         NONPARTICIPANT-DIRECTED INVESTMENTS

A portion of the investments in AECOM common and preferred stock is nonparticipant directed.  Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows as of December 31, 2010 and 2009 and for the year ended December 31, 2010:

	2010	2009

Net assets—AECOM common stock	$71,690,010	$85,314,631
Net assets—AECOM preferred stock	—	112,699
	$71,690,010	$85,427,330

Changes in net assets:
Net appreciation in fair value of investments	$1,190,381
Employer contributions	508,031
Interest and dividends	53,542
Administrative expenses	(4,895)
Net transfers out to other Plan investments	(5,702,511)
Benefits paid to participants	(9,781,868)
Net change	(13,737,320)

Net assets of nonparticipant-directed investments—beginning of year	85,427,330

Net assets of nonparticipant-directed investments—end of year	$71,690,010

F.         BENEFITS PAYABLE

Net assets available for benefits at December 31, 2010 and 2009 include $496,348 and $1,575,218, respectively, for participants who have withdrawn from the Plan and have requested distribution of benefits, but have not yet been paid.

G.        RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common and preferred stock of AECOM.  AECOM is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan also holds mutual funds, collective investment trusts, and temporary investments managed by Evercore LP, Fidelity Management Trust Company, Bank of America, N.A. and their affiliates, and these transactions also qualify as party-in-interest transactions.

H.        PLAN TERMINATION

Although it has not expressed any intent to do so, AECOM has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

I.          TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 25, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

I.          TAX STATUS (Concluded)

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of liability (or asset) or disclosure in the financial statements.

J.         NONEXEMPT TRANSACTIONS

As reported on the supplemental schedule of delinquent participant contributions (Schedule H, Part IV, Line 4a), certain Plan contributions were not remitted to the Trust within the time frame specified by the Department of Labor’s Regulation 29 (CFR 2510.3-102), thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2010.

K.        RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term, and that such change could materially affect participant’s account balances and the amounts reported in the financial statements.  The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options.  Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of the AECOM common stock, which is a single security.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2010

Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (“VFCP”)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and Prohibited Transaction Exemption 2002-51

$7,338,936	x	$—	$7,338,936	$—	$—

See Report of Independent Registered Public Accounting Firm.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-611088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

	(b)	(c)
	Identity of Issue,	Description of Investment,
	Borrower, Lessor,	Including Maturity Date, Rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value

*	AECOM Technology Corporation***	Common Stock — 11,759,590 shares	$169,294,542	$328,915,732
*	Bank of America, N.A.	Merrill Lynch Extended Market Index Trust Tier V	**	48,052,582
*	Bank of America, N.A.	Merrill Lynch Equity Index Trust Tier XIII	**	58,554,726
*	Fidelity Investments	Pyramis Large Cap Core Commingled Pool Class C	**	76,159,297
*	Fidelity Investments	Blended Stable Value Fund	**	74,957,429
	BlackRock Advisors, LLC	FFI Premier Institutional Fund	**	84,524,139
	American Funds	EuroPacific Growth Fund Class R4	**	66,964,769
	Baron	Growth Fund	**	41,926,938
	Dodge & Cox	International Stock	**	47,628,426
*	Fidelity Investments	Balanced Fund	**	97,665,766
*	Fidelity Investments	Growth Company Fund	**	130,535,325
	Harbor funds	Small Cap Value Instl	**	12,214,827
	ING	Real Estate Fund (Class I)	**	20,744,393
	Morgan Stanley	Global Real Estate Fund Class I Shares	**	2,301,445
	Neuberger Berman	Socially Responsive Fund Investor	**	8,574,648
	Prudential	Jennison Small Company Fund Z	**	13,224,524
	Oakmark	Fund I	**	47,559,572
	Vanguard	Explorer Fund Admiral Shares	**	15,824,389
	Vanguard	PRIMCAP Core Fund	**	20,104,640
	PIMCO	Total Return Fund Institutional Class	**	81,785,953
*	Fidelity Investments	Freedom 2010	**	21,599,817
*	Fidelity Investments	Freedom 2015	**	13,201,138
*	Fidelity Investments	Freedom 2020	**	47,811,682
*	Fidelity Investments	Freedom 2030	**	40,217,016
*	Fidelity Investments	Freedom 2040	**	20,553,080
*	Fidelity Investments	Freedom 2050	**	4,731,071
*	Fidelity Investments	Freedom Income	**	7,010,783
*	Bank of America, N.A.	Self-Directed Brokerage Accounts	**	32,656,449
	BlackRock Advisors, LLC	BIF Money Fund	**	578,621
	Loans to participants	Loans to participants with maturities ranging from 2011 to 2030 and interest rates ranging from 3.25% to 10.25%	**	14,754,566

	Total investments			$1,481,333,743

*	Party-in-interest
**	Cost information not required for participant directed investments
***	A portion of this investment is non-participant directed

See Report of Independent Registered Public Accounting Firm.